EXHIBIT 12.1

CENTRAL GARDEN & PET COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	September 30, 2000	September 29, 2001	September 28, 2002	December 29, 2001	December 28, 2002
Income (loss) before income taxes and cumulative effect of accounting change	($10,607)	($9,021)	$44,156	($2,030)	($853)
Fixed charges (1)	24,841	24,863	15,689	4,168	3,016

Total earnings and fixed charges	14,234	15,842	59,845	2,138	2,163

Fixed charges (1)	$24,841	$24,863	$15,689	$4,168	$3,016

Ratio of earnings to fixed charges	0.57	0.64	3.81	0.51	0.72

(1)	Fixed charges consist of interest expense incurred and the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor.

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